Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for	Votes against	Abstentions

49,551,130	2,286,476	2,898,403

All tabulations are rounded to the nearest whole number.